Filed by CB Bancshares, Inc. pursuant
                                  to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-6 under
                                           the Securities Exchange Act of 1934

                                          Subject Company: CB Bancshares, Inc.
                                               Commission File No.: 333-104783


The following letter was sent to certain shareholders of CB Bancshares, Inc.:


                                   [CB LOGO]




                  SEPTEMBER 13 ELECTION DEADLINE ANNOUNCED -
                         IMMEDIATE ATTENTION REQUESTED



August 27, 2004

Dear Shareholder:

We are writing to update you about the recently announced deadline for making an election with regard to the merger with Central Pacific Financial Corp.

Please note that your bank or broker must submit an election on your behalf no later than Monday, September 13 at 11:00 a.m. Hawaii time (5:00 p.m. Eastern time), for any of your shares that you hold in "Street-name."

I urge you to contact your bank or broker as soon as possible and request that your election be submitted promptly.

Thank you again for your support.

Aloha,


Ronald K. Migita
President and Chief Executive Officer

                                 -NEED HELP?-

CBBI shareholders with questions, needing assistance in making their election, or requiring additional copies of the prospectus may contact Innisfree M&A at 1-877-687-1873


                           *************************


CPF has filed a registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement includes a definitive joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and the definitive joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site (www.sec.gov). Such documents may also be obtained free of charge from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2500.